Exhibit 99.1

                    [Letterhead of W.P. Stewart & Co., Ltd.]

Contact:  Fred Ryan
telephone: 441.295.8585

July 19 2007
Hamilton, Bermuda

                W.P. Stewart & Co., Ltd Announces Appointment of
    James D. Awad as Chairman of U.S. Client Service and Marketing Subsidiary

        Second Quarter Earnings Release & Conference Call - August 2 2007

      W.P. Stewart & Co., Ltd. ("W.P. Stewart" or the "Company") announced today that James D. Awad has been appointed Chairman of W.P. Stewart Asset Management (N.A), Inc., the Company's U.S. based client service and marketing subsidiary.

      Jim Awad has thirty-eight years of experience in the investment management business and most recently has been Chairman of Awad Asset Management, an investment advisory firm that he founded in 1992 and which is now a subsidiary of Raymond James Financial, Inc.

      In commenting on Mr Awad's appointment, Bill Stewart, Chairman & Chief Executive Officer said:

      "We are delighted to have someone with Jim's talent and experience join our senior management team. He will immediately add to our portfolio management capabilities and strengthen our U.S. client service and marketing team."

      Mr. Awad noted:

      "It's a time in the market when I believe larger, quality growth companies are entering a sweet-spot. W.P. Stewart has a terrific franchise that is under-serviced and under-marketed. Leveraging my knowledge and experience serving the investment community, I am confident I can add value in client service to the firm.

      "W.P. Stewart also has a world-class, global investment footprint that is under-appreciated by potential clients. I look forward to enhancing the Company's profile among high net worth and institutional investors as we reinforce how the W.P. Stewart investment philosophy is timely - both in the US and around the world."

      Mr. Awad began his career in investment management as a Portfolio Manager at Channing Management (1969-1972), continuing at Neuberger Berman (1972-1975) and at First Investors (1976-1980), before joining Breen Murray and Co., then one of the premier U.S. research houses, to take the company into investment management. Mr. Awad was President of BMI Capital from 1980 to 1992.

      In 1992, Mr. Awad founded Awad Asset Management as a joint venture with Raymond James, a listed investment firm, selling his stake to Raymond James in 1997. While Chairman of Awad Asset Management, Mr. Awad has been a frequent guest speaker on CNBC, CNN, Fox Satellite, CNNFN, Bloomberg Financial News, Reuters and the BBC, and under his leadership the firm emerged as a well-regarded investment management firm.

      Mr. Awad received his BS (Commerce) from Washington and Lee University and his MBA from Harvard University. Jim is a member of the Economic Club of New York and a former member of the Foreign Policy Association. He is a retired member of the Dean's Council at the John F. Kennedy School of Government at Harvard University. He is a past Deacon and member of the Investment Committee at Brick Church and is retired from the boards of Seeds of Peace and the Abraham Fund, two charities dedicated to bringing Jews and Arabs together, and from the boards of the Spence School in New York City and the Berkshire School in Massachusetts.

      Earnings Release & Conference Call

      Complete details of the Company's operating and financial results for the second quarter of 2007 will be released at 8:00 a.m. (EDT) on Thursday, August 2 2007 and will be followed by a conference call at 9:15 a.m. (EDT) hosted by William P. Stewart, Chairman & Chief Executive Officer.

      To participate in the conference call, please note the following details:

            When:   Thursday, August 2 2007
                    9:15 a.m. (EDT) - 10:00 a.m. (EDT)

            How:    By teleconference, dial:

                    1-800-289-0544 (within the United States)
                    + 913-981-5533 (outside the United States)

                    Passcode:  "W.P. Stewart" or "4704671"

            Or: Visit our website at http://www.wpstewart.com and click on the Investor Relations tab for a link to the webcast.

      The teleconference will be available for replay from Thursday, August 2 2007 at 12:00 p.m. (EDT) through Friday, August 3 2007 at 5:00 p.m. (EDT). To access the replay, please dial 1-888-203-1112 (within the United States) or +719-457-0820 (outside the United States). The passcode for accessing this replay is 4704671.

      You will be able to access a replay of the Internet broadcast through Friday, August 10 2007 on the Company's website at http://www.wpstewart.com. The Company will respond to questions submitted by e-mail following the conference

      W.P. Stewart & Co., Ltd. is an asset management company that has provided research intensive equity management services to clients throughout the world since 1975. The Company is headquartered in Hamilton, Bermuda and has additional operations or affiliates in the United States, Europe and Asia.

      The Company's shares are listed for trading on the New York Stock Exchange (NYSE: WPL) and on the Bermuda Stock Exchange (BSX: WPS).

      For more information, please visit the Company's website at http://www.wpstewart.com, or call W.P. Stewart Investor Relations (Fred M. Ryan) at 1-888-695-4092 (toll-free within the United States) or +441-295-8585 (outside the United States) or e-mail to IRINFO@wpstewart.com.